Master Trust

c/o UBS Asset Management

787 Seventh Avenue

New York, NY 10019

July 3, 2024

VIA EDGAR

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentleman:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Master Trust has made disclosure pursuant to such provisions in its Annual Report on Form N-CSR for the fiscal year ended April 30, 2024, which was filed with the US Securities and Exchange Commission on July 3, 2024.

Very truly yours,

Master Trust

By:	/s/ Joanne M. Kilkeary
Name:	Joanne M. Kilkeary
Title:	Vice President, Treasurer and Principal Accounting Officer